UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Lufax Holding Ltd (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 9, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 2, 2022, containing an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

As of February 28, 2023, Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”) and Tun Kung Company Limited (“Tun Kung”) were the Company’s two largest shareholders. To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, no shareholder other than Ping An Insurance and Tun Kung owned more than 5% of the Company’s outstanding shares as of February 28, 2023.

•

Ping An Insurance is a public company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and incorporated under the laws of the PRC. As reported by Ping An Insurance in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023, Ping An Insurance did not have any controlling shareholder or de facto controlling party as of December 31, 2022. As reported in a Schedule 13G jointly filed by Ping An Insurance, An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited on February 11, 2021, and based on the Company’s register of members, Ping An Insurance beneficially owned 474,905,000 ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Ping An Insurance’s shareholding had not changed since December 31, 2022, Ping An Insurance beneficially owned 41.4% of the Company’s total issued and outstanding shares as of February 28, 2023.

•

Tun Kung is a company incorporated in the British Virgin Islands. To the Company’s knowledge, Tun Kung is not owned or controlled by a governmental entity of China. As reported in a Schedule 13G/A filed by Tun Kung on February 9, 2023, and based on the Company’s register of members, Tun Kung beneficially owned 323,829,680 ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Tun Kung’s shareholding had not changed since December 31, 2022, Tun Kung beneficially owned 28.3% of the Company’s total issued and outstanding shares as of February 28, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 7, 2023, for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: April 7, 2023